FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 28, 2008	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
March 28, 2008	AMEX: SMC

CENTRAL SUN ANNOUNCES FULL ENVIRONMENTAL APPROVAL
FOR OROSI MINE PROJECT

On March 28, 2008, the Nicaraguan Department of Environment, MARENA (Minesterio del Ambiente y los Recursos Naturales de Nicaragua) issued Central Sun Mining Inc. full environmental permitting for the construction, operation and maintenance of the Orosi Mine Project which includes process plant upgrade and tailing management facility. The Orosi Mine is located 110 kilometres east of Managua, the capital city of Nicaragua.

“We are very pleased with the issuance of the full environmental permitting for the Orosi Mine Expansion Project, including the tailing dam facilities,” said Central Sun’s President & CEO, Peter Tagliamonte. “The project team has done an exceptional job of working closely and co-operatively with the Nicaraguan Governmental agencies. With the permitting in place, Central Sun will continue on the fast track schedule with gold production expected to start in the first quarter 2009.”

Orosi Mine Project

Central Sun is currently converting the Orosi Mine from a heap leach operation to a conventional milling operation. Recoveries are anticipated to increase from 38% previously being achieved from heap leaching to over 90% with conventional milling based on extensive metallurgical testing. Production is expected to start in the first quarter of 2009 at a rate of approximately 85,000 ounces of gold per year. A positive scoping study was completed in March 2007 and the full feasibility study is expected to be completed in April 2008.

The Orosi Mine Project is on track, with all of the equipment from the dismantled Getchell mill in Nevada having been successfully shipped to Nicaragua and transported to the Orosi Mine site. Orosi will position Central Sun as an emerging gold producer, with expected annual production at a rate of 125,000 ounces per year starting in 2009.

The mineral reserve and updated resource estimates for the Orosi Mine are being prepared in conjunction with the feasibility study commissioned by Scott Wilson Roscoe Postle Associates Inc. The new mineral reserve and resource estimates for Central Sun will be issued once the feasibility study has been completed.

Qualified Person

Graham Speirs, P. Eng., COO for Central Sun Mining, is the Qualified Person responsible for the disclosure as defined by National Instrument 43-101. The internal quality control information were reviewed and verified by Mr. Speirs. Mr. Speirs has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Andre Bharti, Investor Releations

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.